Contact

www.linkedin.com/in/hedeer-el-showk-6102b63 (LinkedIn)

Top Skills

Fixed Income
Alternative Investments
Hedge Funds

Hedeer El-Showk

Co-founder of Lore Ai
Washington DC-Baltimore Area

Experience

Lore Ai
Co Founder
June 2016 - Present (6 years 4 months)

Lore Ai is an early stage startup that helps large organizations, particularly in the financial sector, avoid risks, cut costs and scale up their processes by automating painful, time-consuming and manual document workflows like reviewing contracts or analyzing bond prospectuses. Our product, Salient, does this by using highly-customizable, user-driven machine learning.

Cove Investment Solutions
Founder
September 2013 - Present (9 years 1 month)

Cove Investment Solutions provides risk management consulting and technology solutions for investment managers.

Signet Research & Advisory
Risk Manager & Systems Developer
June 2002 - May 2017 (15 years)
Washington D.C. Metro Area

Risk Management
- Risk manager for Signet's fund-of-fund portfolios
- Responsibilities include performing thorough risk analysis on all underlying investments as well as monitoring Signet's portfolios
- Risk methodology included using standard metrics as well as various confidence metrics developed in house based on multiple proprietary factors

UCITS (Portfolio Manager)
- Portfolio manager for a 15mn fund of UCITS funds. Led a small team to build the product and ran the portfolio together for two years.

Developer
- Developed all initial in-house software tools including: risk analysis (factor based), optimization (based on proprietary methodology), reporting,

performance attribution, marketing fee calculations and retrocession agreements.
- Worked with larger team to migrate to web-based systems and helped expand Signet's analytical capabilities.

Manager Due Diligence
- Responsibilities include sourcing, investment due diligence, and monitoring of hedge fund managers
- Covered quantitative, volatility, convertible, and structured credit managers

Education

New York University
M.Sc, Mathematics in Finance · (2005 - 2008)

George Mason University
BS, Computer Science · (2000 - 2002)

Rabat American School
· (1990 - 1998)